UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Wa.shington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

BLADEX’S REPORTS SECOND QUARTER NET INCOME OF $23.2 MILLION, OR $0.61 PER SHARE;

HALF-YEAR NET INCOME TOTALS $55.4 MILLION, UP 32% FROM FIRST-HALF 2011

PANAMA CITY, July 18, 2012 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today results for the second quarter and the six months ended June 30, 2012.

Second quarter and half-year 2012 Business Highlights

•	Bladex’s second quarter 2012 Net Income (*) reached $23.2 million, or $0.61 per share, compared to $25.7 million, or $0.70 per share, in the second quarter 2011, and $32.2 million, or $0.86 per share, in first quarter 2012. The $9.0 million decrease in Net Income compared to the previous quarter was mainly driven by a $4.9 million in generic provisions for credit losses resulting from portfolio growth and changes to the portfolio’s composition, compared to $4.4 million in reversals of provisions for credit losses in the previous quarter. The decrease versus the second quarter 2011 was largely driven by the results of the Asset Management Unit which, at $1.7 million during the second quarter, were $9.4 million lower than a year ago.

•	Net Income during the first six months 2012 reached $55.4 million, a $13.4 million, or 32%, improvement compared to the same period in 2011. The results were driven by the strong performance in the Commercial Division, where Net Income rose $20.3 million, or 96%, during the period, reflecting higher net interest income due to increased lending balances and yields. As of June 30, 2012, the Commercial Division accounted for 83% of the Bank’s combined segment profits, compared to 50% in the same period 2011.

•	During second quarter 2012, the Commercial Division´s credit portfolio grew 3% to $5.6 billion, compared to 2% growth in the prior quarter. The year-on-year 8% growth of the Commercial Portfolio reflected expansion of the Bank’s established client base of banks and corporations (+5%), as well as the middle-market segment (+43%), which accounts for 9% of the Commercial Portfolio. Credit disbursements during the second quarter 2012 totaled $2.6 billion, a 3% increase from the first quarter 2012. Average Commercial Portfolio balances increased 2% quarter-on-quarter, and 11% compared to the same quarter a year ago, while average balances in the first six months 2012 increased 13% year-on-year.

•	As part of Bladex’s plan to further diversify and strengthen its funding base, the Bank raised over $750 million in medium-term funding in the first half 2012, essentially eliminating all asset-liability maturity gaps on the balance sheet as of June 30, 2012. Liquidity levels increased to $702 million, compared to $351 million as of June 30, 2011, and $525 million in the previous quarter, in response to increasing levels of volatility and uncertainty in global financial markets.

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•	Pricing of the loan portfolio increased 2 bps during the quarter. However, the incremental cost of the new medium-term funding resulted in an 18 bps reduction in Net Interest Margin during the second quarter 2012. This effect is expected to be offset moving forward as the Bank deploys its increased medium-term lending capacity.

•	Credit quality remained sound, as non-accrual balances stood at $24.0 million as of June 30, 2012, representing 0.5% of the loan portfolio, the same level as the previous quarter, and $29.0 million, or 0.6% of the loan portfolio, as of June 30, 2011. The ratio of the allowance for credit losses to the Commercial Portfolio stood at 1.64% as of June 30, 2012, compared to 1.78% as of June 30, 2011, and 1.60% as of March 31, 2012, reflecting gradual shifts in portfolio composition, while credit provision levels as of those dates represented 384%, 320%, and 363% of non-accrual balances, respectively.

•	As of June 30, 2012, the quarterly and year-to-date annualized return on the Bank’s average stockholders’ equity (“ROE”) was 11.7% and 14.1%, respectively. The Bank’s Tier 1 capital ratio remained at 18.2%, with leverage at 7.7 times. The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "I am pleased that my last quarter at the helm of the Bank was solid. Portfolio growth increased, liquidity strengthened, market risk was mitigated, and most critically for the future of the organization, negative maturity gaps in the Bank's funding structure were effectively closed via the placement of over $750 million in medium-term debt.

There are three elements that must be kept in mind when comparing the results of the first and second quarters in 2012: firstly, second quarter 2012 bore the full cost of the newly raised medium-term funding. Over the next few quarters, the Bank expects to extend medium-term loans that will more than offset this impact, including syndicated transactions that will generate fees. Secondly, portfolio growth and changes to the portfolio mix during the second quarter triggered an additional $4.9 million in generic provision charges, compared to $4.4 million in provision reversals in the first quarter. Thirdly, gains on the sales of securities during the first half 2012 led to reduced interest revenues from reduced securities portfolio balances. As in previous years, the Bank will consider replenishing the securities portfolio when market conditions warrant. Once these three factors are taken into account, the underlying strength of the second quarter's results becomes more evident.

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Fundamentally, the Bank´s performance in the first half 2012 demonstrated the great strides made in Bladex’s Commercial Division, which nearly doubled Net Income compared to 2011, contributing to the improved quality of the Bank´s earnings, with 84% of total net income derived from the Bank’s core business in both the Commercial and Treasury divisions, compared to 65% in the first half 2011.

The Bank is well-aware of the global economic slowdown, with increasing risk levels and difficult policy debates going on in many parts of the world. Although Latin American economies have generally avoided these threats, Bladex is aware that economic challenges in other parts of the world will have an impact on the Region. However, Bladex is fortunate to operate in a Region where the majority of countries enjoy solid economic fundamentals, where trade flows have historically grown at a multiple of underlying economic growth rates, and where only 14.5% of exports flow to Europe. The Bank’s business also benefits from robust intraregional flows, which have come to represent approximately 20% of the Region´s trade totals, as well as from the increasingly regional scope of many Latin American companies. Furthermore, demand for the Region's production of food, energy, minerals, and manufactured goods remains strong.

The Bank is also benefitting from the re-pricing of its credit portfolio which, during the second quarter, allowed Bladex to replace maturing loans with assets priced 20 bps higher on average, despite a shortening of portfolio maturities from 300 to 280 days.  In summary, the combination of rising margins, portfolio growth, strong credit quality, an increasing client base, and efficient operations, will continue to strengthen the Bank´s profitability.

 This is the last time that I have the privilege and the honor to share my quarterly comments with you. While on a personal level I am saddened to leave an organization for which I have developed a profound sense of affection and belonging, I am proud and delighted to see my colleague and dear friend, Rubens V. Amaral Jr., take over as CEO on August 1. Together, and along with our fellow teammates, Board members, clients, and shareholders, Rubens and I have built a sharply focused, successful organization, recognized for its transparency, expertise, financial strength, and personalized client service. I am sure that with Rubens's finely-honed leadership skills, Bladex will further refine its vision, perfect its business model and achieve even higher standards of excellence. I am thankful for the opportunity, granted to me by the Board and shareholders, to enjoy what has been a fantastic and extremely rewarding personal and professional journey, and for allowing me to continue contributing to the Bank’s success through its Advisory Council. I wish all of you health and success.” Mr. Rivera concluded.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	6M12	6M11	2Q12	1Q12	2Q11
Net Interest Income	$55.6	$44.9	$26.0	$29.6	$23.5
Net Operating Income by Business Segment:
Commercial Division	$41.9	$22.0	$20.6	$21.3	$11.4
Treasury Division	$5.2	$6.2	$0.2	$5.0	$3.8
Asset Management Unit	$3.4	$15.3	$1.8	$1.6	$11.5
Net Operating Income	$50.5	$43.5	$22.6	$27.9	$26.7
Net income - business segment	$50.0	$42.6	$17.7	$32.3	$26.1
Net income attributable to the redeemable noncontrolling interest	$0.2	$0.6	$0.1	$0.1	$0.4
Net Income attributable to Bladex - business segment	$49.8	$42.0	$17.6	$32.2	$25.7
Other income unallocated - Gain on sale of premises and equipment	$5.6	$0.0	$5.6	$0.0	$0.0
Net Income attributable to Bladex	$55.4	$42.0	$23.2	$32.2	$25.7

Net Income per Share (1)	$1.48	$1.14	$0.61	$0.86	$0.70
Book Value per common share (period end)	$21.29	$19.73	$21.29	$20.79	$19.73
Return on Average Equity (“ROE”)	14.1%	11.9%	11.7%	16.6%	14.3%
Operating Return on Average Equity ("Operating ROE") (2)	12.9%	12.3%	11.4%	14.4%	14.9%
Return on Average Assets (“ROA”)	1.8%	1.6%	1.5%	2.1%	1.9%
Net Interest Margin	1.81%	1.74%	1.72%	1.90%	1.75%
Efficiency Ratio (3)	34%	36%	37%	31%	33%

Tier 1 Capital (4)	$808	$731	$808	$780	$731
Total Capital (5)	$864	$782	$864	$835	$782
Risk-Weighted Assets	$4,443	$4,047	$4,443	$4,347	$4,047
Tier 1 Capital Ratio (4)	18.2%	18.1%	18.2%	17.9%	18.1%
Total Capital Ratio (5)	19.4%	19.3%	19.4%	19.2%	19.3%
Stockholders’ Equity	$808	$731	$808	$782	$731
Stockholders’ Equity to Total Assets	13.0%	12.6%	13.0%	13.0%	12.6%
Accumulated other comprehensive income (loss) ("OCI")	$(1)	$(3)	$(1)	$(0)	$(3)

Leverage (times) (6)	7.7	7.9	7.7	7.7	7.9
Liquid Assets / Total Assets (7)	11.3%	6.0%	11.3%	8.7%	6.0%
Liquid Assets / Total Deposits	29.5%	16.8%	29.5%	21.9%	16.8%

Non-Accruing Loans to Total Loans, net	0.5%	0.6%	0.5%	0.5%	0.6%
Allowance for Credit Losses to Commercial Portfolio	1.6%	1.8%	1.6%	1.6%	1.8%
Credit provision to non-accruing balances	383.9%	319.6%	383.9%	363.3%	319.6%

Total Assets	$6,227	$5,807	$6,227	$6,030	$5,807

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held July 17, 2012, the Bank’s Board approved a quarterly common dividend of $0.25 per share corresponding to the second quarter 2012. The dividend will be paid August 7, 2012, to stockholders registered as of July 30, 2012.

▪	New CEO: On May 2, 2012, the Bank announced the resignation of Mr. Jaime Rivera as Chief Executive Officer, effective July 31, 2012. He will be succeeded by Mr. Rubens V. Amaral Jr., currently the Bank´s Chief Commercial Officer and Alternate to the CEO.

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▪	Global Loan Syndication: On April 27, 2012, the Bank completed the placement of a US$200 million two-year syndicated loan with the participation of several banks and financial institutions as lenders.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

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About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through June 30, 2012, Bladex had disbursed accumulated credits of approximately $185 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, July 19, 2012 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through September 19, 2012. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 57884352. For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

Investor Relations Firm:

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter / Mr. Peter Majeski

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3694

E-mail address: bladex@i-advize.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 18, 2012.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager